Exhibit 99.2

ORGANIGRAM HOLDINGS INC.

(the “Corporation”)

Annual Meeting of Shareholders

Held on February 23, 2022

REPORT OF VOTING RESULTS

Pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report describes the matters decided at the 2021 Annual Meeting of Shareholders of the Corporation held on February 23, 2022. All matters voted upon at the Annual Meeting of Shareholders of the Corporation were voted upon by proxy or virtually at the meeting. Full details of the matters are set out in the Corporation’s management information circular dated January 18, 2022, which is available on SEDAR at www.sedar.com.

1.	ELECTION OF DIRECTORS

Each of the following individuals were elected as directors of the Corporation for a term expiring at the conclusion of the next annual meeting of shareholders of the Corporation, or until their successors are elected or appointed. The voting results were as follows:

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Peter Amirault	97,169,054	99.183%	800,118	0.817%
Beena Goldenberg	97,174,685	99.189%	794,488	0.811%
Dexter John	91,691,003	93.592%	6,278,169	6.408%
Geoffrey Machum	91,362,180	93.256%	6,606,993	6.744%
Ken Manget	91,010,854	92.897%	6,958,318	7.103%
Sherry Porter	96,601,915	98.604%	1,367,257	1.396%
Stephen Smith	91,070,473	92.958%	6,898,699	7.042%
Marni Wieshofer	92,112,587	94.022%	5,856,585	5.978%

2.	APPOINTMENT OF AUDITOR

KPMG LLP was appointed as the auditor of the Corporation until the next annual meeting of the shareholders of the Corporation or until its successor is appointed and the directors of the Corporation were authorized to fix the remuneration of such auditor. The voting results were as follows:

# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
145,095,555	98.976%	1,501,169	1.024%

Dated this 23rd day of February, 2022.

ORGANIGRAM HOLDINGS INC.

By:	/s/ Beena Goldenberg
Name: Beena Goldenberg
Title: Chief Executive Officer